Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Emergent Capital, Inc.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES FOR FISCAL YEARS 2012 THROUGH 2016

AND FOR THE SIX MONTHS ENDED JUNE 30, 2017 (ACTUAL AND PRO FORMA)

			For the year ended December 31,
	Pro forma 2017	Unaudited 2017	Pro forma 2016	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges(1)(2)(3)(4)(5)	—	—	—	—	—	—	4.8	—

	Six Months	Six Months Ended	For the year ended December 31,
	Ended June 30, 2017 (pro forma)	June 30, 2017 (actual)	2016 (pro forma)	2016	2015	2014	2013	2012
	(amounts in thousands)
Fixed Coverage Ratio:
Add: pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees(3)	$(15,031)	$(4,588)	$(65,781)	$(49,429)	$(39,099)	$(5,026)	$51,862	$(42,058)
Add: fixed charges	16,104	15,698	33,585	29,439	27,286	16,245	13,664	3,122
Add: amortization of capitalized interest	—	—	—	—	—	—	—	—
Add: distributed income of equity investees	—	—	—	—	—	—	—	—
Add: share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—	—
Subtract: capitalized interest	—	—	—	—	—	—	—	—
Subtract: non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—	—
Earnings	$1,073	$11,110	$(32,196)	$(19,990)	$(11,813)	$11,219	$65,526	$(38,936)
Fixed Charge Data:
Interest expense and capitalized	16,104	15,698	33,585	29,439	27,286	16,245	13,657	1,255
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—	7	1,867
Estimate of the interest within rental expense	—	—	—	—	—	—	—	—
Total fixed charges	$16,104	$15,698	$33,585	$29,439	$27,286	$16,245	$13,664	$3,122
Ratio of earnings to fixed charges(2)(3)	0.1	0.7	(1.0)	(0.7)	(0.4)	0.7	4.8	(12.5)
Earnings Deficiency	$15,031	$4,588	$65,781	$49,429	$39,099	$5,026	$—	$42,058

(1)

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. The term “fixed charges” means the sum of the following: (a) interest expenses and capitalized interest, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) other expenses related to indebtedness, and (d) an estimate of the interest within rental expense. The term “earnings” is the amount resulting from adding the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; then subtracting from the total added items, the following: (a) interest capitalized and (b) the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

(2)

In 2016, 2015, 2014, and 2012, we incurred losses from operations, and as a result, our earnings were insufficient to cover our fixed charges by $49,429,000, $39,099,000, $5,026,000 and $42,058,000, respectively.

(3)

Pro forma for the six months ended June 30, 2017 and year ended 2016 shows losses from operations, and as a result, our earnings were insufficient to cover our fixed charges by $ 15,031,000 and $65,781,000, respectively.

(4)

Earnings include net realized and unrealized gains or losses. Net realized and unrealized gains or losses can vary substantially from period to period. Please refer to our annual report on Form 10 K for the year ended December 31, 2016 for additional information.

(5)

The fixed charges used for purposes of calculating the ratio of earnings to fixed charges excludes change in fair value of the our revolving credit facilities (which at the relevant times included the White Eagle and Red Falcon credit facilities), loss on extinguishment of debt and change in fair value of conversion derivative liability. For the years ended December 31, 2016, 2015, 2014 and 2013, the change in fair value of such revolving credit facilities was ($1.9 million), $12.2 million, ($5.5 million) and ($9.4 million), respectively. For the year ended December 31, 2016, 2015 and 2013, the loss on extinguishment of debt was $554,000, $8.8 million and $4.0 million, respectively. For the year ended December 31, 2014, change in fair value of conversion derivative liability was $6.8 million. Calculation for the pro forma for the six months ended June 30, 2017 and December 31, 2016 period excludes loss on extinguishment of debt of $10.0 million and $12.2 million, respectively.